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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended December 31, 2000

Xcel Energy Inc.
(Name of Registered Holding Company)

1225 17th Street, Denver, Colorado 80202
(Address of Principal Executives Offices)

Inquires concerning this Form U-9C-3
may be directed to either:

David E. Ripka
Controller
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401
(612) 330-2958

or

Scott Wilensky
Associate General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 215-4590

XCEL ENERGY INC.
FORM U-9C-3
For the Quarter Ended December 31, 2000

Item 2.—Issuances and Renewals of Securities and Capital Contribution

    ISSUANCES AND RENEWALS OF SECURITIES (in thousands of dollars):

Company Issuing security	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom security was issued	Collateral given with security	Consideration received for each security
Planergy Group	ST Debt	$4,931	Issue	6.96%	Xcel Energy Retail	None	$4,931
Natural Station LLC	ST Debt	282	Issue	6.96%	Xcel Energy Retail	None	282
e prime	ST Debt	200	Issue	6.96%	Texas-Ohio Pipeline Inc.	None	200

CAPITAL CONTRIBUTIONS (in thousands of dollars):

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
NSP—Minnesota	Nuclear Management Company	$1,714

Item 3.—ASSOCIATED TRANSACTIONS

Part I.—Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
UE	PSCo	Engineering/Utility Professional Services	$37,550	—	—	$37,550
UE	Southwestern Public Service Co.	Engineering/Utility Professional Services	3,625	—	—	3,625
UE	New Century Services Inc.	Engineering/Utility Professional Services	1,607	—	—	1,607
e prime	PSCo	Gas purchased	35,688	—	—	35,688
Viking Gas Transmission Co.	NSP—Minnesota	Gas transportation services	1,546	—	—	1,546
Viking Gas Transmission Co.	NSP—Wisconsin	Gas transportation services	881	—	—	881
Nuclear Management Co.	NSP—Minnesota	Operational Services	176	—	—	176

Part II.—Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

Reporting Company Receiving Services	Associate Company Rendering Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed
Cadence Network LLC	Xcel Energy Services Inc.	Administrative support; mgmt services	$18	$9	—	$27
Planergy Group	Xcel Energy Services Inc.	Administrative support; mgmt services	267	1,233	59	1,559
Quixx Linden LP	Quixx Power Services	Power plant operating management fee and expenses	626	—	—	626
Quixx Linden LP	Quixx Corporation	Partnership management fee	47	—	—	47
Utility Engineering Corporation	Xcel Energy Services Inc.	Administrative support; mgmt services	4,218	4,809	220	9,247
Natural Station Equipment LLC	Xcel Energy Services Inc.	Administrative support; mgmt services	173	7	—	180
e prime inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	1,415	1,358	66	2,839
e prime inc.	PSCo	Gas transportation services	2,911	—	—	2,911
e prime inc.	PSCo	Compressor—Usage	31	—	—	31
e prime inc.	Southwestern Public Service Co.	Gas purchased	258			258
NRG Energy Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	2,307	23,873	1,083	27,263
NRG Thermal Services Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	11	2	—	13
Energy Masters International	Xcel Energy Services Inc.	Administrative support; mgmt services	1,219	3,037	83	4,339
Ultra Power Technologies Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	25	5	—	30
Viking Gas Transmission Co.	Xcel Energy Services Inc.	Administrative support; mgmt services	853	1,537	50	2,440

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

	(in thousands)
Investments in energy-related companies:
Total consolidated capitalization as of December 31, 2000	$14,348,156		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	2,152,223		Line 2
Greater of $50 million or line 2		$2,152,223	Line 3
Total current aggregate investment: (categorized by major line of energy-related business)
Energy management services (Category I)	37,287
Compressed natural gas services (Category III)	101
Brokering/Marketing services (Category V)	10,000
Utility engineering/construction services	6,330
Developing/Ownership QF's (Category VIII)*	785,379
Transportation and storage services (Category IX)	876

Total current aggregate investment		839,973	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$1,312,250	Line 5

Investments in gas-related companies:
Total consolidated capitalization as of December 31, 2000	$14,348,156		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	2,152,223		Line 2
Greater of $50 million or line 2		$2,152,223	Line 3
Total current aggregate investment: (categorized by major line of gas-related business)
Section 2(a) gas-related activities (Category I)	27,675

Total current aggregate investment		27,675

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$2,124,548	Line 5

*  Includes $781.9 million of aggregated investment by Xcel Energy in NRG Energy.

Item 5.—OTHER INVESTMENTS (in thousands)

Major Line of Energy-Related Business(a)	Other Investment in Last U-9C-3 Report(b)	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
Brokering/Marketing services	$27,199	$27,199
Engineering and related services	11,463	11,463
Developing/Ownership QF's	85,713	85,713

(a)
Investments for these reporting companies, prior to March 23, 1997, were excluded from aggregate investments in Items 4. These reporting companies' investments were subsidiaries, directly or indirectly, of Xcel Energy Inc.

(b)
Investments from former New Century Energy.

SIGNATURE

    The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Xcel Energy Inc.
By /s/ David E. Ripka David E. Ripka Controller

March 30, 2001

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the fourth quarter of 2001 was filed with Xcel Energy Inc.'s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado
1580 Logan Street
Denver, CO 80203

Public Service Commission of Wyoming
Hansen Building, Suite 300
2515 Warren Avenue
Cheyenne, WY 82002

Public Utility Commission of Texas
1701 N. Congress Avenue
Austin, Texas 78711

New Mexico Public Regulation Commission
224 E. Palace Avenue
Santa Fe, NM 87503

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS 66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK 73105

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Table of Contents
  Item 2.—Issuances and Renewals of Securities and Capital Contribution
  Item 3.—ASSOCIATED TRANSACTIONS
  Part I.—Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).
  Part II.—Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).
  Item 4.—SUMMARY OF AGGREGATE INVESTMENT
  Item 5.—OTHER INVESTMENTS (in thousands)
SIGNATURE